EXHIBIT 99.1
FOR IMMEDIATE RELEASE
Federal Signal Completes Record Year with Impressive Fourth Quarter Results, including 15% Net Sales Growth, 35% Operating Income Increase and Strong Cash Generation; Issues 2024 Outlook
Oak Brook, Illinois, February 27, 2024 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the fourth quarter and year ended December 31, 2023.
Fourth Quarter Highlights
•Net sales of $448 million, up $57 million, or 15%, from last year; organic growth of $42 million, or 11%
•Operating income of $63.1 million, up $16.5 million, or 35%, from last year
•Operating cash flow of $103 million, up $64 million, or 162%, from last year
•GAAP EPS of $0.75, up $0.18, or 32%, from last year
•Adjusted EPS of $0.74, up $0.17, or 30%, from last year
•Orders of $465 million, up $21 million, or 5%, from last year
•Backlog of $1.03 billion, up $146 million, or 17%, from last year
Full-Year Highlights
•Net sales of $1.72 billion, up $288 million, or 20%, from last year; organic growth of $220 million, or 15%
•Operating income of $224.5 million, up $63.7 million, or 40%, from last year
•Operating cash flow of $194 million, up $123 million, or 171%, from last year
•GAAP EPS of $2.56, up $0.59, or 30%, from last year
•Adjusted EPS of $2.58, up $0.62, or 32%, from last year
•Orders of $1.87 billion, up $178 million, or 11%, from last year
2024 Outlook
•Adjusted EPS* of $2.85 to $3.05
•Net sales of $1.85 billion to $1.90 billion
•Capital expenditures of $35 million to $40 million
Consolidated net sales for the fourth quarter were $448 million, an increase of $57 million, or 15%, compared to the same quarter a year ago. Net income for the fourth quarter was $46.4 million, or $0.75 per diluted share, compared to $34.6 million, or $0.57 per diluted share, in the prior-year quarter. The Company also reported adjusted net income for the fourth quarter of $45.7 million, or $0.74 per diluted share, compared to $35.0 million, or $0.57 per diluted share, in the same quarter a year ago. Both net sales and adjusted EPS for the fourth quarter were new Company records. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Consolidated net sales for the year ended December 31, 2023 were $1.72 billion, an increase of $288 million, or 20%, compared to the prior year. Net income for the year was $157.4 million, or $2.56 per diluted share, compared to $120.4 million, or $1.97 per diluted share, in the prior year. Adjusted net income for the year was $158.8 million, or $2.58 per diluted share, compared to $120.1 million, or $1.96 per diluted share, in the prior year.
Strong Fourth Quarter Performance Wraps up Record Year; Customer Demand at Unprecedented Levels
“Our record-setting fourth quarter performance represented a strong finish to a year in which we delivered the highest net sales and adjusted EPS in our history,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Environmental Solutions Group, increased sales volumes, contributions from recent acquisitions, and strong price realization contributed to a 15% year-over-year net sales increase and a 190 basis point improvement in EBITDA margin. Our Safety and Security Systems Group also delivered impressive results, with double-digit top-line growth and an EBITDA margin in excess of 21%. Demand for our products remains high, with our strong order intake this quarter contributing to a record backlog of $1.03 billion at the end of 2023.”
In the Environmental Solutions Group, net sales for the fourth quarter were $373 million, up $48 million, or 15%, compared to the prior-year quarter, while in the Safety and Security Systems Group, net sales for the fourth quarter were $75 million, up $9 million, or 14%, compared to the prior-year quarter.
Consolidated operating income for the fourth quarter was $63.1 million, up $16.5 million, or 35%, compared to the prior-year quarter. Consolidated operating margin for the fourth quarter was 14.1%, up from 11.9% last year.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the fourth quarter was $77.5 million, up $16.4 million, or 27%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin for the fourth quarter was 17.3%, up from 15.6% last year.
Adjusted EBITDA in the Environmental Solutions Group for the fourth quarter was $73.3 million, up $15.7 million, or 27%, compared to the prior-year quarter, and its adjusted EBITDA margin for the fourth quarter was 19.6%, up from 17.7% last year. Within the Safety and Security Systems Group, adjusted EBITDA for the fourth quarter was $16.0 million, up $2.8 million, or 21%, compared to the prior-year quarter, and its adjusted EBITDA margin for the fourth quarter was 21.2%, up from 19.9% last year.
Orders for the fourth quarter were $465 million, up $21 million, or 5%, compared to the prior-year quarter. With the strong momentum in customer demand, consolidated backlog at December 31, 2023 was $1.03 billion, an improvement of $146 million, or 17%, from last year.
Increased Operating Cash Flow Further Strengthens Financial Position, Providing Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
Operating cash flow during the fourth quarter was $103 million, an increase of $64 million, or 162%, from the prior-year quarter. Full-year cash generated from operations totaled $194 million, an increase of $123 million, or 171%, compared to the prior-year period.
At December 31, 2023, total debt was $299 million, total cash and cash equivalents were $61 million and the Company had $493 million of availability for borrowings under its credit facility.
“Our operating cash flow generation this quarter was outstanding, enabling us to pay down approximately $70 million of debt during the quarter,” said Sherman. “Our full-year operating cash flow increased by 171% compared to last year, further strengthening our financial position, and providing significant flexibility to invest in organic growth initiatives and pursue additional strategic acquisitions. As demonstrated with the recent increase in our dividend and our share repurchases during the quarter, we also remain committed to returning cash to stockholders.”
The Company funded dividends of $6.1 million during the fourth quarter, reflecting a dividend of $0.10 per share, and as recently announced, the Board of Directors increased the dividend that will be payable in the first quarter of 2024 to $0.12 per share, a 20% increase from the prior dividend.
The Company also funded stock repurchases of $1.2 million during the fourth quarter.
Outlook
“Conditions in our end markets remain strong, and with the ongoing execution against our strategic initiatives and opportunities to drive improved efficiencies, we are confident that we will have another record year in 2024,” noted Sherman. “Although seasonal effects typically result in our first quarter earnings being lower than subsequent quarters, we are anticipating full-year net sales of between $1.85 billion and $1.90 billion, double-digit improvement in pre-tax earnings and EBITDA margin performance in the upper half of our recently-increased target range. For the full-year, we currently expect to report adjusted EPS* of between $2.85 and $3.05 per share, which would represent a year-over-year increase of between 10% and 18%, and the highest EPS level in the Company’s history. Our outlook does not include an anticipated tax benefit of approximately $14 million that we expect to realize in the first quarter, and assumes continued improvement in production output and robust aftermarket activity. With an active M&A pipeline, ongoing investment in new product development, available capacity, good access to skilled labor, and anticipated multi-year tailwinds from infrastructure legislation, our businesses are well positioned for long-term, sustainable growth.”

CONFERENCE CALL
Federal Signal will host its fourth quarter earnings conference call on Tuesday, February 27, 2024 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at https://www.federalsignal.com or by dialing phone number 1-877-704-4453 and entering the pin number 13743554. An archived replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: https://www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In 2023, we made adjustments to exclude the impact of acquisition and integration-related expenses (benefits), environmental remediation costs of a discontinued operation and purchase accounting effects. In prior years, we have also made adjustments to exclude the impact of debt settlement charges and certain other unusual or non-recurring items. Should any similar items occur in 2024, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except per share data and percentages)	2023	2022	2023	2022
Net sales	$448.4	$391.5	$1,722.7	$1,434.8
Cost of sales	329.0	294.9	1,272.5	1,089.9
Gross profit	119.4	96.6	450.2	344.9
Selling, engineering, general and administrative expenses	54.1	46.2	210.1	171.7
Amortization expense	3.8	3.3	15.2	12.9
Acquisition and integration related (benefits) expenses	(1.6)	0.5	0.4	(0.5)
Operating income	63.1	46.6	224.5	160.8
Interest expense, net	4.3	4.4	19.7	10.3
Other expense (income), net	0.3	0.2	1.8	(0.4)
Income before income taxes	58.5	42.0	203.0	150.9
Income tax expense	12.1	7.4	45.6	30.5
Net income	$46.4	$34.6	$157.4	$120.4
Earnings per share:
Basic	$0.76	$0.57	$2.59	$1.99
Diluted	$0.75	$0.57	$2.56	$1.97
Weighted average common shares outstanding:
Basic	60.8	60.5	60.7	60.5
Diluted	61.6	61.2	61.5	61.2
Cash dividends declared per common share	$0.10	$0.09	$0.39	$0.36

Operating data:
Operating margin	14.1%	11.9%	13.0%	11.2%
Adjusted EBITDA	$77.5	$61.1	$286.0	$215.0
Adjusted EBITDA margin	17.3%	15.6%	16.6%	15.0%
Total orders	$465.0	$444.2	$1,870.1	$1,692.2
Backlog	1,025.1	879.2	1,025.1	879.2
Depreciation and amortization	15.3	14.0	60.4	54.7

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
(in millions of dollars, except per share data)	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$61.0	$47.5
Accounts receivable, net of allowances for doubtful accounts of $2.5 and $2.5, respectively	186.2	173.8
Inventories	303.4	292.7
Prepaid expenses and other current assets	19.6	17.4
Total current assets	570.2	531.4
Properties and equipment, net of accumulated depreciation of $173.3 and $156.4, respectively	190.8	179.3
Rental equipment, net of accumulated depreciation of $47.5 and $45.4, respectively	134.8	109.1
Operating lease right-of-use assets	21.0	24.7
Goodwill	472.7	453.4
Intangible assets, net of accumulated amortization of $70.7 and $55.4, respectively	207.5	208.2
Deferred tax assets	12.0	8.8
Deferred charges and other long-term assets	11.5	9.4
Total assets	$1,620.5	$1,524.3
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$4.7	$1.5
Accounts payable	66.7	72.4
Customer deposits	27.1	25.4
Accrued liabilities:
Compensation and withholding taxes	42.3	31.1
Current operating lease liabilities	6.8	6.9
Other current liabilities	48.2	43.2
Total current liabilities	195.8	180.5
Long-term borrowings and finance lease obligations	294.3	361.5
Long-term operating lease liabilities	14.9	18.5
Long-term pension and other post-retirement benefit liabilities	44.2	38.9
Deferred tax liabilities	53.2	51.0
Other long-term liabilities	16.2	13.0
Total liabilities	618.6	663.4
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 70.0 and 69.5 shares issued, respectively	70.0	69.5
Capital in excess of par value	291.1	271.8
Retained earnings	915.8	782.2
Treasury stock, at cost, 9.0 and 8.8 shares, respectively	(193.7)	(178.6)
Accumulated other comprehensive loss	(81.3)	(84.0)
Total stockholders’ equity	1,001.9	860.9
Total liabilities and stockholders’ equity	$1,620.5	$1,524.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
(in millions of dollars)	2023	2022
Operating activities:
Net income	$157.4	$120.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60.4	54.7
Deferred financing costs	0.5	0.4
Stock-based compensation expense	13.1	10.2
Pension-related expense, net of funding	(1.8)	(1.4)
Changes in fair value of contingent consideration	(2.1)	—
Amortization of interest rate swap settlement gain	(2.4)	—
Deferred income taxes, including change in valuation allowance	(0.3)	(4.2)
Changes in operating assets and liabilities:
Accounts receivable	(6.1)	(38.0)
Inventories	9.8	(61.0)
Prepaid expenses and other current assets	(1.7)	(0.5)
Rental equipment	(44.8)	(26.0)
Accounts payable	(8.5)	8.3
Customer deposits	1.1	1.3
Accrued liabilities	15.8	1.1
Income taxes	(0.5)	8.0
Other	4.5	(1.5)
Net cash provided by operating activities	194.4	71.8
Investing activities:
Purchases of properties and equipment	(30.3)	(53.0)
Payments for acquisition-related activity, net of cash acquired	(55.0)	(49.8)
Other, net	1.6	3.1
Net cash used for investing activities	(83.7)	(99.7)
Financing activities:
(Decrease) increase in revolving lines of credit, net	(64.1)	81.2
Payments on long-term borrowings	(0.8)	—
Payments of debt financing fees	—	(1.9)
Purchases of treasury stock	(5.5)	(16.1)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(7.0)	(6.2)
Payments for acquisition-related activity	(0.5)	—
Cash dividends paid to stockholders	(23.8)	(21.8)
Proceeds from stock compensation activity	3.9	0.2
Other, net	(0.1)	0.1
Net cash (used for) provided by financing activities	(97.9)	35.5
Effects of foreign exchange rate changes on cash and cash equivalents	0.7	(0.6)
Increase in cash and cash equivalents	13.5	7.0
Cash and cash equivalents at beginning of year	47.5	40.5
Cash and cash equivalents at end of year	$61.0	$47.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS
The following tables summarize group operating results as of and for the three and twelve months ended December 31, 2023 and 2022:
Environmental Solutions Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2023	2022	Change	2023	2022	Change
Net sales	$373.1	$325.3	$47.8	$1,437.9	$1,190.6	$247.3
Operating income	58.2	44.7	13.5	209.2	144.5	64.7
Adjusted EBITDA	73.3	57.6	15.7	267.2	194.9	72.3
Operating data:
Operating margin	15.6%	13.7%	1.9%	14.5%	12.1%	2.4%
Adjusted EBITDA margin	19.6%	17.7%	1.9%	18.6%	16.4%	2.2%
Total orders	$398.8	$383.5	$15.3	$1,578.0	$1,444.2	$133.8
Backlog	966.5	824.4	142.1	966.5	824.4	142.1
Depreciation and amortization	14.2	12.8	1.4	56.0	50.3	5.7
Safety and Security Systems Group

	Three Months Ended December 31,			Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2023	2022	Change	2023	2022	Change
Net sales	$75.3	$66.2	$9.1	$284.8	$244.2	$40.6
Operating income	14.9	12.1	2.8	54.8	40.8	14.0
Adjusted EBITDA	16.0	13.2	2.8	59.0	45.0	14.0
Operating data:
Operating margin	19.8%	18.3%	1.5%	19.2%	16.7%	2.5%
Adjusted EBITDA margin	21.2%	19.9%	1.3%	20.7%	18.4%	2.3%
Total orders	$66.2	$60.7	$5.5	$292.1	$248.0	$44.1
Backlog	58.6	54.8	3.8	58.6	54.8	3.8
Depreciation and amortization	1.1	1.1	—	4.2	4.2	—
Corporate Expenses
Corporate operating expenses were $10.0 million and $10.2 million for the three months ended December 31, 2023 and 2022, respectively.
Corporate operating expenses were $39.5 million and $24.5 million for the years ended December 31, 2023 and 2022, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted net income and adjusted earnings per share (“Adjusted EPS”):
The Company believes that modifying its 2023 and 2022 net income and diluted earnings per share (“EPS”) provides additional measures which are representative of the Company’s underlying performance and improve the comparability of results between reporting periods. Adjusted net income and Adjusted EPS are both non-GAAP measures. During the three and twelve months ended December 31, 2023 and 2022, adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related (benefits) expenses, environmental remediation costs of a discontinued operation, debt settlement charges, and purchase accounting effects, where applicable.

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars)	2023	2022	2023	2022
Net income	$46.4	$34.6	$157.4	$120.4
Add:
Income tax expense	12.1	7.4	45.6	30.5
Income before income taxes	58.5	42.0	203.0	150.9
Add:
Acquisition and integration-related (benefits) expenses	(1.6)	0.5	0.4	(0.5)
Environmental remediation costs of a discontinued operation (a)	—	—	0.8	—
Debt settlement charges (b)	—	0.1	—	0.1
Purchase accounting effects (c)	0.7	—	0.7	—
Adjusted income before income taxes	$57.6	$42.6	$204.9	$150.5
Adjusted income tax expense (d)	(11.9)	(7.6)	(46.1)	(30.4)
Adjusted net income	$45.7	$35.0	$158.8	$120.1

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in dollars per diluted share)	2023	2022	2023	2022
EPS, as reported	$0.75	$0.57	$2.56	$1.97
Add:
Income tax expense	0.20	0.12	0.74	0.50
Income before income taxes	0.95	0.69	3.30	2.47
Add:
Acquisition and integration-related (benefits) expenses	(0.03)	0.01	0.01	(0.01)
Environmental remediation costs of a discontinued operation (a)	—	—	0.01	—
Debt settlement charges (b)	—	0.00	—	0.00
Purchase accounting effects (c)	0.01	—	0.01	—
Adjusted income before income taxes	$0.93	$0.70	$3.33	$2.46
Adjusted income tax expense (d)	(0.19)	(0.13)	(0.75)	(0.50)
Adjusted EPS	$0.74	$0.57	$2.58	$1.96
(a)    Environmental remediation costs of a discontinued operation in the twelve months ended December 31, 2023 relate to estimated environmental clean up costs at a facility associated with a business that was discontinued in 2009. Such charges are included as a component of Other expense (income), net on the Consolidated Statements of Operations.
(b)    Debt settlement charges in the three and twelve months ended December 31, 2022 relate to the write off of deferred financing fees incurred in connection with the execution of the Company’s 2022 Credit Agreement. Such costs are included as a component of Other expense (income), net on the Consolidated Statements of Operations.

(c)    Purchase accounting effects in the three and twelve months ended December 31, 2023 relate to adjustments to exclude the step-up in the valuation of equipment acquired in connection with acquisitions that was sold subsequent to the acquisition date. Such costs are included as a component of Cost of sales on the Consolidated Statements of Operations.
(d)    Adjusted income tax expense for the three and twelve months ended December 31, 2023 and 2022 was recomputed after excluding the impact of acquisition and integration-related (benefits) expenses, environmental remediation costs of a discontinued operation, debt settlement charges, and purchase accounting effects, where applicable.

Adjusted EBITDA:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related (benefits) expenses, purchase accounting effects, other expense/income, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related (benefits) expenses, purchase accounting effects, other expense/income, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, purchase accounting effects, and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, purchase accounting effects, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and twelve months ended December 31, 2023 and 2022:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2023	2022	2023	2022
Net income	$46.4	$34.6	$157.4	$120.4
Add (less):
Interest expense, net	4.3	4.4	19.7	10.3
Acquisition and integration-related (benefits) expenses	(1.6)	0.5	0.4	(0.5)
Purchase accounting effects	0.7	—	0.7	—
Other expense (income), net	0.3	0.2	1.8	(0.4)
Income tax expense	12.1	7.4	45.6	30.5
Depreciation and amortization	15.3	14.0	60.4	54.7
Consolidated adjusted EBITDA	$77.5	$61.1	$286.0	$215.0

Net sales	$448.4	$391.5	$1,722.7	$1,434.8

Consolidated adjusted EBITDA margin	17.3%	15.6%	16.6%	15.0%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2023 and 2022:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2023	2022	2023	2022
Operating income	$58.2	$44.7	$209.2	$144.5
Add:
Acquisition and integration-related expenses	0.2	0.1	1.3	0.1
Purchase accounting effects	0.7	—	0.7	—
Depreciation and amortization	14.2	12.8	56.0	50.3
Adjusted EBITDA	$73.3	$57.6	$267.2	$194.9

Net sales	$373.1	$325.3	$1,437.9	$1,190.6

Adjusted EBITDA margin	19.6%	17.7%	18.6%	16.4%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and twelve months ended December 31, 2023 and 2022:

	Three Months Ended December 31,		Twelve Months Ended December 31,
(in millions of dollars, except percentages)	2023	2022	2023	2022
Operating income	$14.9	$12.1	$54.8	$40.8
Add:
Depreciation and amortization	1.1	1.1	4.2	4.2
Adjusted EBITDA	$16.0	$13.2	$59.0	$45.0

Net sales	$75.3	$66.2	$284.8	$244.2

Adjusted EBITDA margin	21.2%	19.9%	20.7%	18.4%